Filed by Peoples Bancorp Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Kentucky Bancshares Incorporated
                                                  Commission File No: 333-103670


                      PEOPLES BANCORP INC. (Nasdaq: PEBO)
             CONFERENCE CALL SCRIPT TO DISCUSS 2003 EARNINGS OUTLOOK
                         Friday, March 14, 2003 9:00 AM


FACILITATOR:
Good morning, and welcome to the Peoples Bancorp conference call. My name is Dixie, and I will be your conference facilitator today. At this time I would like to welcome everyone to Peoples Bancorp's conference to discuss short-term 2003 earnings projections.

Please be advised all lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the star and number one on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. This call is also being recorded. If you object to the recording, please disconnect at this time. A transcript of this call will be made available on peoplesbancorp.com under the "Investor Relations" section.

Please be advised commentary in this call may contain projections or other forward-looking statements regarding future events or Peoples' future financial performance. These statements are based on management's current expectations. The statements in this call which are not historical fact are forward-looking statements and involve a number of risks and uncertainties, including, but not limited to, the interest rate environment; the effect of federal and/or state banking, insurance, and tax regulations; the effect of technological changes; the effect of economic conditions; the impact of competitive products and pricing; and other risks detailed in Peoples' Securities and Exchange Commission filings. Although management believes that the expectations in these forward-looking statements are based on reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations, it is possible that actual results may differ materially from these projections. Peoples disclaims any responsibility to update these forward-looking statements.

I would like to now introduce Peoples Bancorp's participants: Robert Evans, President and Chief Executive Officer; Jack Conlon, Chief Financial Officer; and Mark Bradley, President and Chief Operating Officer of Peoples Bank, and Peoples Bancorp's investor relations executive. All three gentlemen will be available for questions following opening statements. Mr. Evans, you may begin your conference.


MR. ROBERT EVANS:
Thank you. Good morning and thanks for joining us. Earlier this week we released information regarding our projections and thoughts regarding Peoples Bancorp's earnings potential. The purpose of this call is to clarify a few points and allow for questions to be asked and answered so our investors better understand the realities facing Peoples Bancorp and the financial services industry in general.

As I wrote the opening comments to this call, I considered the few hours on March 12th when our stock dropped 13% on 550,000 shares traded, and the impact it had, and will have, on our company. We are not a company that wants to make headlines. Rather, we are a quietly proud organization that has grown earnings for 29 straight years and our dividend for 37 years. So to send news of lower than expected earnings was not easy to do, but the realities of our industry are more important than any growth goals we established in late 2002 for a much tougher 2003.

We take pride in our core values that are built on integrity and trust among clients, associates, and shareholders. We strive to create shareholder value over the long-term, and refuse to sacrifice long-term potential to meet a quarterly estimate or growth number. Therefore we think in 3 and 5-year increments.

But we also realize that shareholders demand performance now and in the long-term. In 2002, we grew earnings 49%, as net interest margin, new non-interest revenue streams, and non-recurring items combined to push us to new levels. Asset quality remained good compared to peers.

Today our asset quality is still a strength, but we are seeing a much different landscape for most everything else, and believe we are one of the first banks in the financial services industry to make public comments about the changes in first quarter expectations in relation to the severity of the extremely low rate environment and flat yield curve.

But we do not expect to be the last.

Examples of our challenges include the $20 million of investments that rolled off our books in the first two months of 2003, and are being reinvested at lower yields. Also, a quick review of our commercial loan portfolio indicates rate concessions in the first quarter or so for key lending relationships that total $21 million in balances, while slower economic conditions have hindered our ability to grow loans that meet our credit standards. I reiterate that we will not just grow loans for the sake of growing short-term revenues, and possibly compromise the asset quality numbers we work so hard to protect.

Since the middle of last year, we have been working to make our balance sheet more asset sensitive for the inevitable upturn in interest rates.

Well, we made it. We're asset sensitive.

And now rates are lower than ever before.

We still believe that being asset sensitive is the correct longer-term position for Peoples Bancorp, but interest rates have not yet moved in our favor, and the near-term prospects are for lower interest rates before any upward bias.

The new common shares recently issued were outstanding on the first day of the year, but our leverage strategy to offset that dilution was not fully in place until January 31. This timing difference also caused first quarter challenges to Earnings Per Share.

Net interest income, and therefore net interest margin, are still our largest contributors to net income. Our simulation modeling systems are good enough to predict net interest income flows in different rate environments, but no system can accurately predict the massive loan refinancings and investment calls experienced in the last few months.

To summarize my thoughts, we like our long-term prospects for earnings growth and will not compromise long-term potential for one quarter or one year's earnings. For additional comments, I will ask Mark Bradley, President and Chief Operating Officer of Peoples Bank, to continue:


MR. MARK BRADLEY:
Thanks Bob. As I sat down to think about the impact of this week, I thought about the things working against us, such as the interest rate environment and stagnant economy, which hinder our ability to grow investment related revenues. Yes, we could have been faster implementing new strategies designed to grow mortgage loan production or core deposit generation, and we are working on those items. And yes, some of our costs increased, such as professional expenses, franchise taxes, and pension expense. These costs impact the short-term and are necessary as we prepare for future growth.

As the preceding items indicate, the list of short-term challenges is very real and approached us quickly. However, we believe it is important to note the positives that might give investors comfort that we are on the right track to grow long-term earnings. Things like the Kentucky Bancshares acquisition which is on schedule for a May completion date; the fact we plan to close an office in the Ashland, Kentucky area; that professional fees we pay for Overdraft Privilege consultation will decrease in the second quarter and disappear altogether in the second quarter of next year; that a large deposit relationship will reprice lower on April 1, giving us a better chance to slow margin deterioration if rates do not move upward, and that we are building the framework for growth through acquisition with key support positions and capital (or cash) needed to grow. All of these things are long-term positives and align with our focus to deliver consistent, long-term earnings growth to our shareholders once the economy returns to more normalized levels, geopolitical unrest is settled, and interest rates rise to more manageable levels.

As you probably read, yesterday our Board of Directors approved a 300,000 share buyback program, which means we think our stock is a good investment at current prices. It is not our goal to buy back a bunch of shares we just issued in the marketplace, because we want the majority of that capital to be in place and ready for future acquisitions. Growth through acquisitions is a key to our future success. The buyback program is effective immediately and allows us to continue to manage our capital situation.

We will continue to manage for the future. We cannot control the market dynamics surrounding the financial services industry. We cannot control the interest rate environment. We cannot control the uncertainty of the equities market nor political situation in the world.

What we will do is accept the realities imposed by the marketplace and look at the situation as it is, not as we wish it to be. We will make the best of a tough short-term earnings situation, and turn this low rate environment to an advantage by stressing asset quality over risky loan growth. We will extend liabilities, and look to reprice liabilities downward when competitively possible. We will work to acquire those companies who want to be acquired or those not strong enough to survive. We will root out the excess capacity and slack we have in our systems and processes. We will leverage our current overhead costs to grow our company past the $1.6 billion in assets we now have.

In summary and put very simply, we will do our duty for our shareholders and associates, many of whom own stock in 401(k) plans. We believe in our strategy for profitable growth, and acquisitions remain key to our future. Our financial goals continue to be average operating EPS growth of 7-10% per year, and are best achieved in better economic conditions and normal rate environments.

Thanks again for joining us and this call is now open for questions.


FACILITATOR:
At this time I would like to remind everyone in order to ask a question, please press "star" and then the number "1" on your telephone keypad. We will pause for just a moment to compile the Q & A roster.


QUESTIONS:
None.


FACILITATOR:
At this time there are no questions.


MR. BRADLEY:
OK. I would like to thank everybody for joining us. We do anticipate releasing first quarter earnings on April 15th and we will have a conference call on April 16th. Thanks again for joining us.


FACILITATOR:
Thank you for participating.  You may now disconnect.


PEOPLES BANCORP INC. HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED MERGER TRANSACTION WITH KENTUCKY BANCSHARES INCORPORATED. KENTUCKY BANCSHARES SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY IT WILL CONTAIN IMPORTANT INFORMATION. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SHAREHOLDERS OF KENTUCKY BANCSHARES SEEKING THEIR APPROVAL OF THE PROPOSED MERGER TRANSACTION. SHAREHOLDERS OF KENTUCKY BANCSHARES MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY PEOPLES BANCORP WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV (THIS UNIFORM RESOURCE LOCATOR, OR URL, IS AN INACTIVE TEXTUAL REFERENCE ONLY). THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE BY KENTUCKY BANCSHARES SHAREHOLDERS BY DIRECTING A REQUEST TO PEOPLES BANCORP INC., 138 PUTNAM STREET, P.O. BOX 738, MARIETTA, OHIO 45750, ATTN.: INVESTOR RELATIONS OR BY PHONE AT 740-373-3155.

IN ADDITION TO THE REGISTRATION STATEMENT FILED BY PEOPLES BANCORP IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION, PEOPLES BANCORP FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, PROXY STATEMENTS OR OTHER INFORMATION FILED BY PEOPLES BANCORP AT THE SEC PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, NW, WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM

PEOPLES BANCORP'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. A FREE COPY OF THESE REPORTS, PROXY STATEMENTS AND OTHER INFORMATION MAY ALSO BE OBTAINED FROM PEOPLES BANCORP.